GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 NOV 24 AM 7:21

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2802/03/LTR

[redacted]

03037654

21 November 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 23 November 2003 (*Notifications on (1) New Associated Companies; and (2) Disposal of Shareholdings in Associated Company*)

Yours faithfully,

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

dlw 11/25

EL/kw

CITY DEVELOPMENTS LIMITED

NOTIFICATIONS ON (1) NEW ASSOCIATED COMPANIES; AND (2) DISPOSAL OF SHAREHOLDINGS IN ASSOCIATED COMPANY

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce the following:

(A) NOTIFICATIONS ON NEW ASSOCIATED COMPANIES

(1) Yuhwa Investors, LLC ("Yuhwa"), a 50% associated company of City (Labuan) Holdings Limited, which is in turn a wholly-owned subsidiary of the Company, has acquired a wholly-owned subsidiary, namely, Taravaca SGPS LDA ("Taravaca"). Yuhwa's 100% equity interest in both Yuhwa Holdco I, LLC and Yuhwa Holdco II, LLC have been transferred to Taravaca. Information relating to Taravaca is as follows:

Name of Company	:	Taravaca SGPS LDA
Date & country of incorporation	:	29 November 2002 Madeira, Portugal
Issued and paid-up share capital	:	Euro 5,000 divided into 2 shares of Euro 2,500 each
Principal activity	:	Investment holding

(2) Myungdong Investors, LLC ("Myungdong"), a 50% associated company of Citydev (Labuan) Holdings Limited, which is in turn a wholly-owned subsidiary of the Company, has acquired the following wholly-owned subsidiaries, namely, Iquitos SGPS LDA ("Iquitos") and Paferban SGPS LDA ("Paferban"). Myungdong's 100% equity interest in Myungdong Development Co., Ltd. has been transferred in equal proportions to Iquitos and Paferban. Information relating to Iquitos and Paferban are as follows:

(i)	Name of Company	:	Iquitos SGPS LDA
	Date & country of incorporation	:	24 October 2002 Madeira, Portugal
	Issued and paid-up share capital	:	Euro 5,000 divided into 2 shares of Euro 2,500 each
	Principal activity	:	Investment holding

(ii)	Name of Company	:	Paferban SGPS LDA
	Date & country of incorporation	:	19 February 2002 Madeira, Portugal
	Issued and paid-up share capital	:	Euro 5,000 divided into 2 shares of Euro 2,500 each
	Principal activity	:	Investment holding

(B) NOTIFICATION ON DISPOSAL OF SHAREHOLDINGS IN ASSOCIATED COMPANY, SEOUL CITY TOWER CO., LTD

Yuhwa Holdco I, LLC and Yuhwa Holdco II, LLC, wholly-owned subsidiaries of Taravaca, had entered into a share purchase agreement dated 28 August 2003 (the "Share Purchase Agreement") with TMW Seoul City Real Estate GmbH and TMW Seoul City Property GmbH (collectively, the "Purchasers") for the sale of their entire shareholding interests of 260,000 common shares of Korean Won 5,000 each in a jointly owned company, Seoul City Tower Co., Ltd. ("SCT") at a consideration arrived at on a willing buyer and willing seller basis and calculated based on an agreed gross acquisition value for the property known as Seoul City Tower of Korean Won 152 billion, minus the net liabilities of SCT as at the date of completion of the sale. As at date of completion, the adjusted consideration for the sale of the entire shareholding interests in SCT was approximately Korean Won 40.2 billion, or approximately S$60.4 million.

SCT is the owner of the 23-storey office building known as Seoul City Tower, located in the business district of Namdaemunno, Chung-gu, Seoul, Korea.

Submitted by Enid Ling Peek Fong, Company Secretary on 19/11/2003 to the SGX